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KAYE SCHOLER LLP

                                                                      Laura Ross
                                                                    212 836-8304
                                                                Fax 212 836-6586
                                                           lross@kayescholer.com

                                                                 425 Park Avenue
                                                   New York, New York 10022-3598
                                                                    212 836-8000
                                                                Fax 212 836-8689
                                                             www.kayescholer.com


                                        September 9, 2005

BY EDGAR AND BY HAND

Jenn Do
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      MAAX Holdings, Inc.
                           Pre-effective Amendment No. 2 to Registration Statement on Form S-4
                           Filed August 22, 2005
                           File No. 333-125251

Dear Ms. Do:

         This letter is submitted on behalf of MAAX Holdings, Inc. (the "Company") to the Securities and Exchange Commission (the "Commission") in preliminary response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission dated September 8, 2005 with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement"). A formal letter in response to such comments will be filed together with Amendment No. 3 to the Registration Statement.

         The text of each comment contained in the Staff's letter is set forth in italics below, followed by the location in the Registration Statement where the Company's responsive revised disclosure can be found. All references to page numbers in the text of this letter refer to pages in Amendment No. 3 to the Registration Statement, as revised and marked to show changes from the prior version of Amendment No. 3 to the Registration Statement reviewed by you on September 8, 2005.


           NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.
             WEST PALM BEACH     FRANKFURT     LONDON     SHANGHAI
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                                       2

KAYE SCHOLER LLP

                                                               September 9, 2005


CRITICAL ACCOUNTING POLICIES, PAGE 48

1. We have reviewed your response to prior comment 2 in your letter dated September 7, 2005. We have the following additional comments:

         Goodwill:

         We note your disclosure on page 48 which indicates that you have discrete financial information for the three components of your bathroom segment, namely, Canada, the United States and Europe. Please clarify whether these components meet the definition of an operating segment as defined by paragraph 10 of SFAS 131. Also, please provide us with a representative copy of the reports received by your chief operating decision maker on a regular basis.

         RESPONSE: Our bathroom segment is a reporting unit as per the definition of paragraph 30 of SFAS 142 and an operating segment under paragraph 10 of SFAS 131. It includes three components, which are one level below the operating segment and each is defined as a component in paragraph 30 of SFAS 142. Each of these components constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of these components. Based on the criteria of paragraph 30 of SFAS 142, we aggregate these three components into a single operating segment. These components generally manufacture the same type of products, have the same manufacturing processes and serve the same types of customers through similar distribution networks. Our bathroom operating segment is also a reportable segment based on the criteria stated in paragraph 16 of SFAS 131.

         The components of our bathroom operating segment do not meet all criteria stated in paragraph 10 of SFAS 131. These components are engaged in business activities and have discrete financial information available, but the chief operating decision maker, who is our chief executive officer, does not review on a regular basis the results of each of these components.

         Representative copies of the reports received by the Company's chief operating decision maker are being provided separately to the Staff. The Company notes that these reports contain confidential information and requests that the Staff treat such reports in a confidential manner in accordance with Rule 83 (17 CFR 200.83).


          NEW YORK      CHICAGO      LOS ANGELES      WASHINGTON, D.C.
            WEST PALM BEACH      FRANKFURT      LONDON      SHANGHAI
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                                       3

KAYE SCHOLER LLP
                                                               September 9, 2005


         Intangible Assets:

         - Based on your current disclosure on page 67 relating to your distribution network and your disclosure on page 50 related to your ERPS, the weighted average useful lives of 24.5 years and 15 years, respectively, still appear high. Given the significance of these judgments, please provide for readers a sensitivity analysis such that a reader would understand the impact of a 5-year change in useful life for both the distribution network and the ERPS.

                  RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 49 and 50.

         - It is unclear to us why you have removed the sentence "Our relationship with our top U.S. customers average over 15 years, and these customers represent approximately 48% of our U.S. sales annually." as provided in your changed pages dated September 7, 2005. Please retain this sentence.

                  RESPONSE: This sentence was not removed and remains in the disclosure. See page 68. In the interest of time, the changed pages that were distributed to the Staff on September 7, 2005 were not repaginated and a new page number 67.0.1 was included that appeared to replace the prior page 67.1. In fact, page
                  67.0.1 is an additional page and the sentence referred to in the comment has consistently remained in the disclosure and will appear in the final disclosure.

NOTE 9 - INCOME TAXES, PAGE F-32

2. We have reviewed your response to prior comment 4 in your letter dated September 7, 2005. We have the following additional comments.

         - It is unclear what you meant by your disclosure on page 50.1 as provided in your changed pages dated September 7, 2005: "In addition, such provision was recognized on the basis that it is more likely than not that a portion of certain new non-capital losses will be disallowed. However, we have subsequently determined that the foregoing should have been classified as a permanent difference. The comparative figures to our consolidated financial statements for the fiscal year ending February 28, 2006 will be reclassified to reflect this misclassification. Such reclassification will have no impact on our net earnings." Notwithstanding the fact that this disclosure has subsequently been deleted, please help us to understand the nature of this disclosure. Address the need to currently make this reclassification.

NEW YORK CHICAGO LOS ANGELES WASHINGTON, D.C. WEST PALM BEACH FRANKFURT LONDON
                                    SHANGHAI
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                                       4

KAYE SCHOLER LLP

                                                               September 9, 2005

                  RESPONSE: For the 270-day period ended February 28, 2005, the Company claimed a tax deduction which may be challenged and potentially refused by the relevant tax authorities. This tax deduction had the effect of increasing the Company's non-capital loss for the period and the Company has recorded a valuation allowance for that item. The Company should have considered this item as a permanent difference instead of recording a deferred tax asset and increasing its valuation allowance and accordingly, the Company reclassified this item in its 2005 consolidated financial statements.

         - We note your revised reconciliation on page F-41. Please discuss in Management's Discussion and Analysis what the line items "effect of the corporate financing structure" and "change in tax rate related to foreign income and other differences" represents and how and why they impact your effective income tax expense for each period presented.

                  RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 51.

MAAX CORPORATION SENIOR SECURED CREDIT FACILITY, PAGE 59

3. We note your revised disclosures provided in the last paragraph under this heading. This information is of such significance we believe that it should be provided in a Recent Developments section in the front part of your filing. We also have the following comments regarding this disclosure:

         - You indicate that "it is possible that MAAX Corporation will not satisfy the total leverage ratio test currently set forth in MAAX Corporation's senior secured credit facility for the second quarter ended August 31, 2005." Given that your second quarter has ended, please affirmatively disclose whether or not you violated this financial covenant.

                  RESPONSE: The disclosure has been revised to explain that the Company will not know with certainty whether the total leverage ratio test was satisfied for the quarter ended August 31, 2005, as such determination cannot be made until the Company's books are closed in mid-September 2005. See pages 2, 23 and 24.

         - Disclose whether this is an event of default under the facility.

 NEW YORK CHICAGO LOS ANGELES WASHINGTON, D.C. WEST PALM BEACH FRANKFURT LONDON
                                    SHANGHAI
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                                       5

KAYE SCHOLER LLP

                                                               September 9, 2005

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 2, 23 and 24.

- Disclose the current status of your negotiations with your lenders with regard to obtaining an amendment with respect to the required total leverage ratio.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 2, 23 and 24.

- Disclose the impact of not obtaining an amendment to the agreement on commercially viable terms.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 2, 23 and 24.

- Provide a Risk Factor fully discussing the risks to your business that may result from this significant event.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 23 and 24.

Thank you for your assistance regarding this matter.

                                        Sincerely,

                                        /s/ Laura E. Ross

                                        Laura E. Ross, Esq.


 NEW YORK CHICAGO LOS ANGELES WASHINGTON, D.C. WEST PALM BEACH FRANKFURT LONDON
                                    SHANGHAI